Golenbock Eiseman Assor Bell & Peskoe, LLP

711 Third Avenue – 17th Floor

New York, New York 10017

212-907-7300

Andrew D. Hudders

212-907-7349

ahudders@golenbock.com

October 26, 2021

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Jordan Nimitz, Esq.

Re:	TC BioPharm (Holdings) Ltd.
Amendment No1. to
Draft Registration Statement on Form F-1
Submitted September 17, 2021
CIK: No. 0001872812
Office of Life Sciences

Dear Ms. Nimitz:

On behalf of TC BioPharm (Holdings) Ltd. (the “Company”), we are responding to the letter, dated October 1, 2021 (the “Comment Letter”), regarding the Company’s amendment to its submission of a Confidential Registration Statement on Form F-1 submitted September 17, 2021 (the “Confidential Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its first live filing of the Registration Statement on Form F-1 with the Securities and Exchange Commission (the “Registration Statement”). For ease of reference, set forth below are the comments of the Staff as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Form DRS/A filed September 17, 2021

Company, page 6

1. At several points in the prospectus, the TCB008-002 and the TCB008-001 products are interchangeably referenced as TCB002 and TCB001 respectively. Please resolve these discrepancies by providing a uniform reference to each product.

RESPONSE:

TCB001 and TCB002 were earlier clinical rials which have been concluded. TCB008-001 and TCB008-002 are trials that we are about to commence. We have clarified this in our Form F-1 as filed on October 25, 2021.

Risks Related to Development, Clinical Testing and Commercialization of Our Investigational Therapies and Any Future Therapeutic Candidates, page 21

2. We note your response to our prior comment 6. To the extent the product candidates relating to your agreements with Nipro and bluebird inc. are material, the collaboration agreements supporting the development of these product candidates are material and should be fully described and filed as exhibits. If the product candidates are not material given their early stage of development, then please remove the references to these product candidates from your pipeline table. Additionally, we note that your response letter appears to indicate that these candidates are not currently undergoing any developmental or pre-clinical activities. If you choose to retain them in the table, please provide us with an analysis supporting your determination they are material candidates.

RESPONSE:

We have removed these product candidates from our pipeline table as they are not material.

If we fail to comply with our obligations in the agreements under which we license our development or commercialization rights to product, page 39

3. We note your response to our prior comment 9 and your revised disclosure. Please revise to disclose all payments made to date for the UCLB license agreement, including the license fee and any milestone payments. In addition, please revise to disclose when the royalty provisions expire, the expiration date of the license, and to the extent that they are material, any milestone events that would lead to termination if the company did not achieve them.

RESPONSE:

We have made these revisions in our Form F-1 as filed October 25, 2021, in the Risk Factor, beginning with the heading, “If we fail to comply with our obligations…” noted above.

The Company reiterates that it does not consider this agreement to be material, as the licensed technology is additional to the intellectual property that the Company owns. Further, the monetary obligations of the Company under the license agreement with UCLB are not significantly large, and the Company has had no issue in meeting them to date.

Overview, page 67

4. We note your response to our prior comment 12 and your revisions. However, several assertions of efficacy or allusions to the likelihood of efficacy remain present in the disclosure. As efficacy determinations are solely within the FDA’s authority and continue to be evaluated throughout all phases of clinical trials, please remove any such references that profess or imply efficacy in your prospectus. In your Business section, you may present objective, quantifiable results from trials without concluding efficacy. As a non-exhaustive list of illustrative examples only, we note the following:

●        On page 67, you state: “In-house clinical studies have demonstrated that TCB’ unmodified allogeneic GDT products are ...(ii) able to reduce cancer burden and improve life-expectancy of patients...” and that you “generated meaningful safety and efficacy data in [y]our TCB002 trials treating late-stage AML patients with no remaining treatment options . . .”

●        On page 68 and page 75, “...our product is...capable of reducing cancer burden in late-stage AML patients,” and

●        On page 75, “ These promising early indications of efficacy were not expected given the refractory profile of the enrolled patients.”

RESPONSE:

We have conducted a detailed review and sought to remove all content that claims or infers efficacy and we have inserted alternative objective qualifiable data, where available and appropriate, or removed the language relating to the claims or inferences in our Form F-1 as filed on October 25, 2021

Clinical Outcomes, page 75

5. We note your disclosure that the TCB002 trial enrolled 8 patients, but we also note the following sentence stating that “Seven patients were treated with TCB002.” Please revise to resolve the discrepancy.

RESPONSE:

We have reconciled the difference between seven and eight patients that you reference. The eighth patient was identified but could not be dosed because of the impact of the Covid-19 pandemic on our ability to treat the patient. We have accordingly amended our Form F-1 as filed on October 25, 2021.

6. Please revise your narrative for TCB005/TCB006 to provide the appropriate explanatory information for an investor to understand all the graphics on page 78, as well as the significance of what the portrayed results mean for your preclinical trials (e.g., the purity and viability of GD-T cells). Currently, it is not clear to investors what the graphics are portraying or how the graphics contribute to your narrative. In your narrative, please ensure to briefly explain the significance of the following abbreviated terms “SSC-H (10^3)I”, “PE-A”, “CAR Expression”, “Gamma T Cell Purity”, “PBMC”,”LVV”, “NTD”, “DAP10.”

RESPONSE:

We have revised our narrative for TCB005/6 to enable a better understanding of the relevant graphic and the significance in relation to our activities and also to explain the abbreviated terms that you refer to.

7. We note your response to our prior comment 15 and the revisions to your disclosure. Please provide objective, quantified results for your secondary endpoint, “Quality of life determined by EORTC QLQ-C30 questionnaire” on page 75.

RESPONSE:

We have added disclosure of quantified results regarding the EORTC QLQ-C30 quality of life questionnaire in our Form F-1 as filed on October 25, 2021

Pipeline and plan, page 76

8. We note your revisions in response to our prior comment 19. Please revise your pipeline table so that each clinical phase is graphically depicted in separate columns (e.g., Phase 1, Phase 2, Phase 3). Further, we note in the Status/Upcoming Milestone column that Phase 2 trials of TCB001 will commence in H2 2021, but in the pipeline table, the TCB001 arrow is in Phase 1b/2a and Phase 2a/3. We also note in the Status/Upcoming Milestone column that the Phase 1b/2a trials for TCB008-002 commence in H2 2021, but the arrow goes to the beginning of Phase 1b/2a. Please resolve these discrepancies.

RESPONSE:

We have reworked the pipeline table in our Form F-1, as filed on October 25, 2021, to address the matters that you have raised

If there are any questions concerning the above, please contact either the Company representatives or the undersigned at ahudders@golenbock.com or 212-907-7349.

Very truly yours,

Andrew D. Hudders

cc:	Martin Thorp, TC BioPharm Limited
Toby Rintoul, TC BioPharm Limited
Joseph Lucosky, Lucosky Brookman LLP